                  EXHIBIT 11.1 - STATEMENT REGARDING COMPUTATION OF
                                  EARNINGS PER SHARE

                                                    YEARS ENDED MARCH 31,

                                              1997           1996           1995
Net Income                                $13,545,453     $6,869,256     $3,852,967
                                          -----------     ----------     ----------

Weighted average common and common
  equivalent shares outstanding:

Primary                                     9,334,903      8,817,648      8,297,357
Fully-diluted                               9,356,056      9,034,046      8,614,940

Primary net income per share                  $1.45          $0.78         $0.46
                                              -----          -----         -----
Fully diluted net income per share            $1.45          $0.76         $0.45
                                              -----          -----         -----